February 3, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:	Comment Letter dated December 18, 2013
Ultrapar Holdings Inc. (Ultrapar Participações S.A.)
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-14950

Dear Ms. Thompson:

In connection with the comments from the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission to the annual report on Form 20-F filed with the Commission on April 30, 2013 by Ultrapar Participações S.A. (the “Company”) contained in the letter dated December 18, 2013, Ultrapar Participações S.A. (“Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ André Covre

André Covre

Chief Financial and Investor Relations Officer

cc:

Mr. Jason Niethamer (SEC—Assistant Chief Accountant)

Mr. Jarrett Torno (SEC—Staff Accountant)

Mr. Thilo Mannhardt (Ultrapar—Chief Executive Officer)

Mrs. Sandra Lopez Gorbe (Ultrapar—Legal Counsel)

Mr. Richard S. Aldrich, Jr. (Skadden, Arps, Slate, Meagher & Flom LLP)

Mr. Filipe B. Areno (Skadden, Arps, Slate, Meagher & Flom LLP)